

Mail Stop 3720

June 25, 2007

Via U.S. Mail and Facsimile to Adrian Daniels
Mr. Yossi Ben Shalom
Chairman of the Board of Directors
Pointer Telocation Limited
1 Korazin Street
Givatayim 53583, Israel

      RE: **Pointer Telocation Limited**
                Form 20-F for Fiscal Year Ended December 31, 2006
                Filed August 28, 2006
                File No. 0-51778

                Registration Statement on Form F-3
                Filed May 31, 2007
                File No. 333-143399

Dear Mr. Ben Shalom:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form F-3

1.   Please note that we are conducting a limited review of the filing noted above for compliance with comments outstanding on your Form 20-F for the fiscal year ended December 31, 2006, issued below, as they apply to your Form F-3. Upon resolution of these comments, we will be in a position to address a request for acceleration of your registration statement.

Form 20-F for Fiscal Year Ended December 31, 2006

Operating and Financial Review Prospects

A. Operating Results

Critical Accounting Policies, page 26

2.   In future filings, please consider expanding your discussion of your critical accounting policies to include the points in Release Nos.: 33-8040; 34-45149; FR-60 at www.sec.gov.

Operating Results, page 30

3.   In future filings, please expand you discussion of operating results to include the considerations in Release Nos.: 33-8056; 34-45321; FR-61 at www.sec.gov..

Consolidated Financial Statements

Notes to Consolidated Financial Statements

General

4.   In future filings, please revise your footnotes so that all amount are also in U.S. dollars, your reporting currency.

5.   Tell us your consideration of EITF 00-19 and 05-4 in your accounting for and classification of various warrants that you have issued.

Note 1: General, page F-9

6.   Tell us why you sold and then repurchased shares in Pointer Mexico as disclosed in f. on page F-12. Tell us why these transactions occurred at par value rather than fair market value.

Note 2: Significant Accounting Policies

       k. Revenue recognition, page F-15

7.   Tell us why you believe that the sale of your products and subscriber fees are separate units of accounting. Tell us the value of your product without the subscription.

8.   Tell us about what you are installing and de-installing and why, under the accounting literature, installation fees are recognizable when the services are performed.

Note 5(c): Property and Equipment, page F-24

9.   Tell us if you revised the lives of the base stations related to the radio platform. If not, tell us why.

Form F-3

Consent of the Independent Registered Public Accounting Firm

10.   Provide the consent of Kost Forer Gabbay & Kasierer for their report on Shagrir Motor Vehicle Systems Ltd.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please furnish your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director